AGREEMENT

This AGREEMENT (“Agreement”) is dated and effective this 5th day of January 2005 (“Effective Date”) by and between Newmont Capital Limited (“Newmont”), a Nevada corporation and Rimfire Minerals Corporation (“Rimfire”), a British Columbia corporation.

RECITALS

A.

Newmont owns certain data and geologic information relating to certain property in Counties, Nevada (the “Newmont Data”), which property is more particularly described in Exhibit 1 to this Agreement (the “Property”).  The Newmont Data includes available hard copy and electronic geological and geophysical data in Newmont’s possession derived from mineral exploration activities relating to the Property and any copies of such data.

B.

Rimfire desires to review the Newmont Data, and to evaluate the potential for economic mineralization on the Property, and Newmont desires to share the Newmont Data with Rimfire in return for the rights relating to minerals on the Property set forth below.

WHEREFORE, in consideration of the mutual covenants contained in this Agreement, and other valuable consideration the receipt of which is hereby acknowledged by the parties, Newmont and Rimfire agree as follows.

TERMS OF AGREEMENT

1.

Term.  The term of this Agreement shall be from the Effective Date of this Agreement through and including December 31, 2006.

2.

The Newmont Data.

(a)

For a period following the Effective Date of this Agreement, Rimfire shall have the right, upon reasonable advance notice to Newmont, to review the Newmont Data at Newmont’s offices at 337 West Commercial Street, Elko, Nevada 89801, during regular business hours.  Following such period, Rimfire shall have the right, upon reasonable advance notice to Newmont, to review that part of the Newmont Data that was derived from mineral exploration activities conducted within any area that has been designated and remains a Project Area under Section 4 below.

(b)

As part of its review of the Newmont Data under Section 2(a) above, Rimfire may request copies of any documents included in the Newmont Data that is then subject to review.  Such copies shall be provided at Rimfire’s cost.  All copies of the Newmont Data made by or on behalf of Rimfire shall be returned to Newmont on the earliest applicable date as follows: (i) On or before Rimfire shall return all copies of that part of the Newmont Data that does not directly relate to a Project Area that has been designated under Section 4(a) below; (ii) after the expiration of any Project Area under Section 4(b) below, Rimfire shall return to Newmont all copies of that part of the Newmont Data that relates to the expired Project Area, unless, such data also relates to a then-existing Project Area; and (iii) after expiration of this Agreement, Rimfire shall return all copies of that part of the Newmont Data that does not relate to portions of the Property covered by a Royalty Deed that has been executed and delivered under Section 5 below.

(c)

Newmont makes no representations or warranties as to the accuracy, completeness or suitability of the Newmont Data for any purpose.

(d)

(e)

The Newmont Data, including any copies thereof, shall remain the sole property of Newmont.  This Agreement does not prevent Newmont from making the Newmont Data available to any other persons or parties, or from entering into any other agreements concerning the Newmont Data.

(f)

Rimfire agrees that the Newmont Data reviewed by Rimfire shall be used solely for purposes of evaluating Project Areas pursuant to this Agreement, and that Rimfire shall keep the Newmont Data confidential in accordance with Section 6 below.

3.

Work Commitment.

(a)

During the term of this Agreement, Rimfire shall make Three Hundred Thousand Dollars ($300,000) in Expenditures.  For purposes of this Agreement “Expenditures” shall mean the expenses incurred by Rimfire in ascertaining the existence, location, quantity, quality or commercial value of a deposit of Minerals on or within the Property (“Exploration Work”), described below.

(i)

Actual field and office salaries and wages (or the allocable portion thereof), including benefit costs and payroll taxes, of employees or contractors of Rimfire actually performing Exploration Work; provided, however that office salaries attributable to Exploration Work performed at Rimfire’s head office in Vancouver, British Columbia, including benefit costs and payroll taxes;

(ii)

Costs and expenses for the use of machinery, facilities, equipment and supplies required for Exploration Work;

(iii)

Travel expenses and transportation of employees and contractors, materials, equipment and supplies reasonably necessary for the conduct of Exploration Work;

(iv)

All payments to contractors for Exploration Work;

(v)

Costs of assays, or other costs incurred to determine the quality and quantity of minerals on or within the Property;

(vi)

Costs incurred to obtain permits, rights of way and other similar rights as may be incurred in connection with Exploration Work;

(vii)

Costs and expenses of performing feasibility or other studies to evaluate the economic feasibility of mining on the Property;

For purposes of this Agreement, “Minerals” shall mean any and all metals and minerals of whatever kind and nature on or within the Property.

(b)

Within 15 days after the end of each month following the first full month after the Effective Date of this Agreement, Rimfire shall deliver to Newmont a report summarizing all activities conducted by or on behalf of Rimfire during the previous month to evaluate the Newmont Data or the Property, including all activities conducted on the Property, and the dollar amount of any Expenditures made during that period.  Each report shall include copies of all data, reports and analyses prepared by or on behalf of Rimfire relating to the Newmont Data or the Property.

(c)

During the term of this Agreement, Rimfire shall employ professional geologic staff, with adequate education and experience to undertake Rimfire’s review of the Newmont Data and evaluation of the Property.   Rimfire shall provide written documentation of the professional qualifications of such staff, upon Newmont’s request.

4.

Project Areas.

(a)

Within of the Effective Date of this Agreement, Rimfire may, in its discretion, designate one or more project areas (each a “Project Area”) within the Property, on which Rimfire desires to conduct Exploration Work.  Each Project Area shall be of a size reasonably necessary to test the specific geologic target identified within the Project Area, but in no event shall the initially designated Project Area be larger than.  Within such period, Rimfire shall provide written notice to Newmont of any Project Area(s) that it identifies, which notice shall include a description of the identified geologic target for each Area, a description of the proposed boundary of each Project Area and a map delineating the proposed boundary of each Project Area.  The parties shall thereafter use their reasonable best efforts to reach agreement on the precise boundary for each identified Project Area. A Project Area shall not be effective under this Agreement until both parties agree in writing to the Project Area boundaries.

(b)

Each effective Project Area designated under Section 4(a) shall remain a Project Area after the Effective Date of this Agreement (“Project Review Period”).  If Rimfire acquires any property interest within a Project Area during the Project Review Period, the Project Area boundary shall thereupon be amended to be the area of all such acquired property and the area extending from the boundaries of such acquired property, including that portion of the area, if any, which may lie outside the initially defined Project Area, and such area shall remain a Project Area for the term of this Agreement.  All other areas within the initially designated Project Area, if any, shall  no longer be part of the Project Area upon expiration of the Project Review Period unless Rimfire and Newmont agree in writing to extend the Project Review Period for such other areas.  If Rimfire does not acquire any property interest within a Project Area during the Project Review Period, that Project Area shall expire at the end of the Project Review Period unless Rimfire and Newmont agree in writing to extend the Project Review Period for that Project Area.  In the event that Rimfire is negotiating in good faith to lease or otherwise acquire a property held by a third party within a Project Area during the Project Review Period, and Rimfire has notified Newmont in writing of such negotiation prior to the expiration of the Project Review Period, the area of such third-party property plus an area extending from the boundary of that property shall be deemed a Project Area for so long as Rimfire diligently pursues such acquisition, but in no event longer after the Effective Date of this Agreement, unless Rimfire completes the proposed acquisition within such period, in which case the Project Area (which comprises the area of such third-party property plus an area extending from the boundary of that property) shall remain a Project Area for the term of this Agreement.

5.

Property Acquisitions.

(a)

Acquisitions by Rimfire.  If Rimfire acquires any property interest within the boundary of the Property during the term of this Agreement (the “Rimfire Acquisition Property”), Rimfire shall, within fifteen (15) days of such acquisition, execute and deliver to Newmont a royalty deed (“Royalty Deed”) in the form of Exhibit 2 hereto, covering the Rimfire Acquisition Property.

(b)

Acquisitions by Newmont.  If, during the term of this Agreement, Newmont acquires any property interest within the boundary of a then effective Project Area (“Newmont Acquisition Property”), Newmont shall deliver written notice (“Newmont Acquisition Notice”) to Rimfire after such acquisition, which notice shall identify the interest acquired. Rimfire may elect to acquire the Newmont Acquisition Property by delivering to Newmont written notice of such election after delivery of a Newmont Acquisition Notice.  Rimfire’s failure to deliver an election notice to Newmont within such period shall be deemed an election to not acquire such property.  If Rimfire elects to acquire a Newmont Acquisition Property, after delivery of an election notice by Rimfire, the parties shall have a closing at which (i) Newmont shall transfer its interest in the Newmont Acquisition Property by an assignment, quit claim deed or other appropriate conveyance instrument, (ii) Rimfire shall pay to Newmont, and (iii) Rimfire shall deliver to Newmont an executed Royalty Deed covering the Newmont Acquisition Property.  If Rimfire does not elect to acquire a Newmont Acquisition Property, the Newmont Acquisition Property and Newmont’s interest in such property shall no longer be subject to the terms of this Agreement.  Notwithstanding the foregoing, any property interest acquired by Newmont as a result of corporate acquisition, merger, amalgamation, consolidation, reorganization, or similar transactions shall not constitute a Newmont Acquisition Property, and Newmont shall have no obligations under this Agreement with respect to any property acquired by Newmont as a result thereof.

6.

Confidentiality of Terms and Other Data.

(a)

Subject to Newmont’s continued ownership of and right to disclose the Newmont Data, as referenced in Section 2(e) above, and except for recording any conveyance instruments or Royalty Deeds delivered under Section 5 above, and as otherwise provided in this Section 6, the terms and conditions of this Agreement, the Newmont Data and all other data, reports, records and other information developed or acquired by any party in connection with this Agreement (“Confidential Information”) shall be treated by the parties as confidential, and no party shall reveal or otherwise disclose such information to third parties without the prior written consent of the other party.  This restriction shall remain in effect for twelve (12) months following the termination or expiration of this Agreement.  This restriction shall not apply to disclosures to any Affiliate, to any public or private financing agency or institution, to any contractors or subcontractors the parties may engage and to employees or consultants of the parties, or to any third party which a party or its Affiliate contemplates a merger, amalgamation or other corporate reorganization, provided that any such party to whom disclosure is made has a legitimate business need to know the disclosed information, and shall first agree in writing to protect the confidential nature of such information by executing an agreement in the form of Exhibit 3 hereto.  The disclosing party shall remain liable for any breach of confidentiality by any person or entity receiving Confidential Information from that party.

(b)

Before issuing any press release relating to this Agreement, the releasing party shall provide the other party three (3) business days advance written notice, with a copy of the proposed release.  The releasing party shall make any reasonable changes to the proposed release requested by the other party.

(c)

In the event a party is required to disclose any Confidential Information to any federal, state or local government, any court, agency or department thereof, or any stock exchange or securities regulatory authority, the party so required shall immediately notify the other party of such requirement, and the proposed form and content of the disclosure.  To the extent legally permissible, such notice shall be delivered at least three (3) business days prior to the date of the disclosure.  The non-disclosing party shall have the right to review and comment upon the form and content of the disclosure and to object to such disclosure to the entity seeking the information, and to seek confidential treatment of that information by the receiving entity.

(d)

Confidential Information shall not include:  (i) information that becomes generally available to the public other than by reason of a breach of this Agreement; (ii) information that is generally known through publicly available sources by knowledgeable independent geologists, metallurgists and engineers; or (iii) information that becomes available to a party on a non-confidential basis from an independent third party.

(e)

The parties acknowledge that any breach of this Section 6 may cause significant and irreparable harm to the non-breaching party, and thus, in addition to any other available remedies, the non-breaching party shall have the right to terminate this Agreement and/or seek specific performance of this Agreement in response to any such breach.

(f)

For purposes of this Agreement, “Affiliate” means any person, partnership, limited liability company, joint venture, corporation, or other form of enterprise which Controls, is Controlled by, or under Common Control with a party.  The term “Control” used as a verb means the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity through (i) the legal or beneficial ownership of voting securities or membership interests; (ii) the right to appoint managers, directors or corporate management; (iii) contract; (iv) operating agreement; or (v) voting trust. “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

7.

General Provisions.

(a)

Notice.  All notices or other communications to either party shall be in writing and shall be sufficiently given if (i) delivered in person, (ii) sent by electronic communication, with confirmation sent by registered or certified mail, return receipt requested, or (iii) sent by registered or certified mail, return receipt requested.  Subject to the following sentence, all notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery, (ii) if by electronic communication, on the date of receipt of the electronic communication, and (iii) if by mail, on the date of delivery as shown on the actual receipt.  If the date of such delivery or receipt is not a business day, the notice or other communication delivered or received shall be effective on the next business day (“business day” means a day, other than a Saturday, Sunday or statutory holiday observed by banks in the jurisdiction in which the intended recipient of a notice or other communication is situated.)  A party may change its address from time to time by notice to the other party as indicated above.  All notices to Newmont shall be addressed to:

Newmont Capital Limited

1700 Lincoln Street

Denver, CO  80203

Attn:  Land Department

Telecopier No.:  (303) 837-5851

With a copy to:

Newmont Capital Limited

427 Ridge Street, Suite C

Reno, Nevada 89501

Attn: Royalty Land Manager

Telecopier No.:  (775) 784-8185

All notices to Rimfire shall be addressed to:

Rimfire Minerals Corporation

Suite 700 – 700 West Pender Street

Vancouver, B.C. Canada V6C 1G8

Attn:  David Caulfield

Telecopier No.:  (604) 669-0898

(b)

Inurement.  All covenants, conditions, indemnities, limitations, and provisions contained in this Agreement apply to, and are binding upon the parties to this Agreement, their heirs, representatives, successors, and assigns.

(c)

Implied Covenants.  The only implied covenants in this Agreement are those of good faith and fair dealing.

(d)

Waiver.  No waiver of any provision of this Agreement, or waiver of any breach of this Agreement, shall be effective unless the waiver is in writing and is signed by the party against whom the waiver is claimed.  No waiver of any breach shall be deemed to be a waiver of any other subsequent breach.

(e)

Modification.  No modification, variation, or amendment of this Agreement shall be effective unless it is in writing and signed by all parties to this Agreement.

(f)

Entire Agreement.  This Agreement sets forth the entire agreement of the parties with respect to the transactions contemplated herein and supersedes any other agreement, representation, warranty, or undertaking, written or oral between Newmont and Rimfire.

(g)

Further Assurances.  Each of the parties agrees that it shall take from time to time such actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

(h)

Attorneys Fees.  In any litigation between the parties to this Agreement, or persons claiming under them resulting from, arising out of, or in connection with this Agreement, or the construction or enforcement thereof, the substantially prevailing party or parties shall be entitled to recover from the defaulting party or parties, all reasonable costs, expenses, attorneys fees, expert fees, and other costs of suit incurred by it in connection with such litigation, including such costs, expenses and fees incurred prior to the commencement of the litigation, in connection with any appeals, and collecting any final judgment entered therein.  If a party or parties substantially prevails on some aspects of such action, but not on others, the court may apportion any award of costs and attorneys fees in such manner as it deems equitable.

(i)

Construction.  The section and paragraph headings contained in this Agreement are for convenience only, and shall not be used in the construction of this Agreement.  The invalidity of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement.

(j)

Currency.  All references to dollars herein shall mean United States dollars.

(k)

Assignment.  Newmont may freely assign its rights under this Agreement.  Rimfire shall not assign any of its rights under this Agreement without the prior written consent of Newmont.

(l)

Governing Law.  This Agreement shall be governed by, interpreted and enforced in accordance with the laws of the State of Nevada, without regard to that State’s conflicts of laws provisions.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

NEWMONT CAPITAL LIMITED

RIMFIRE MINERALS CORPORATION

By:

By:

Name:

Name:   David A. Caulfield

Title:  Vice President

Title:  President